SCHEDULE 13G

Amendment No. 3
Fairchild Corporation
Class A Common Stock
Cusip # 303698104


Cusip # 303698104
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	141,800
Item 6:	None
Item 7:	209,700
Item 8:	None
Item 9:	209,700
Item 11:	1.23%
Item 12:	HC




Cusip # 303698104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	209,700
Item 8:	None
Item 9:	209,700
Item 11:	1.23%
Item 12:	IN



Cusip # 303698104
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	209,700
Item 8:	None
Item 9:	209,700
Item 11:	1.23%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Fairchild Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		300 W Service Rd, Po Box 10803
		Chantilly, VA  22021

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		303698104

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	209,700

	(b)	Percent of Class:
	1.23%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	141,800

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	209,700

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the Class A Common Stock of Fairchild Corporation at December 31, 1997 is true, complete and correct.


	February 14, 1998
Date



	/s/Eric D. Roiter
Signature



	Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by
and on behalf
of FMR Corp. and its direct
and indirect
subsidiaries




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 67,900 shares or 0.40% of the Class A Common Stock outstanding of Fairchild Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 67,900 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 141,800 shares or 0.83% of the Class A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole voting and dispositive power over 141,800 shares of Class A Common Stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of Fairchild Corporation at December 31, 1997.
	FMR Corp.
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under of Power
of Attorney
dated December 30, 1997, by
and on behalf
of FMR Corp. and its direct
and indirect subsidiaries
	Edward C. Johnson 3d
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by
and on behalf
of Edward C. Johnson 3d
	Abigail P. Johnson
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by
and on behalf
of Abigail P. Johnson
	Fidelity Management & Research Company
	By	/s/Eric D. Roiter
Eric D. Roiter
V.P. and General Counsel